December 11, 2007

Mail Stop 4561

By U.S. Mail

Milton Cooper
Chairman of the Board and
 Chief Executive Officer
Kimco Realty Corporation
3333 New Hyde Park Road
New Hyde Park, NY 11042-0020

> **Re:** **Kimco Realty Corporation**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 001-10899**

Dear Mr. Cooper:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Joel H. Trotter *(via facsimile)*
       Latham & Watkins LLP